Dave, Inc.

9/10/2021 - 2:45 PM EDT

Speaker ID:

Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Set forth below is a transcript of the discussion between Kyle Beilman, CFO of Dave, Inc. (“Dave”), John Ricci, General Counsel of Dave, and Vik Mahajan, Managing Director, Deutsche Bank, at Deutsche Bank’s Technology Conference on September 10, 2021. VPC Impact Acquisition Holdings III, Inc. (“VPCC”) is filing the below in connection with the proposed business combination between VPCC and Dave.

Dave, Inc.

September 10, 2021

2:45 PM EDT

Vik Mahajan:	Hi. Good afternoon, everyone. Thank you for joining Deutsche Bank’s Technology Conference. My name is Vik Mahajan. I am Managing Director within Financial Institutions Group at Deutsche Bank. And I’m very pleased to have Kyle Beilman, Chief Financial Officer, and John Ricci, General Counsel, at Dave with us today.

The format of today’s presentation will be a fireside chat, starting with a brief presentation by Kyle and followed by Q&A. So, we definitely encourage everyone to ask questions by submitting them through the Q&A box on the left-hand side of your screen. In terms of the presentation, we will not have the slides here, but there is a link for you to download the presentation under “Event Resources” under “Q&A.” If you see there for your screens, you will have that. So, you can download the PDF from there and Kyle will walk through the presentation and refer to the page numbers.

So, with that, I’m very excited to have Kyle and John with us and will pass on to Kyle. Over to you, Kyle.

Kyle Beilman:	Thanks, Vik. Glad to be here. Glad to be here today, and appreciate you guys having us on.

But just to kind of open up the presentation, on the first slide, the backstory of Dave really starts with the story of David versus Goliath. We’re going up against the big banks and the $30 billion of overdraft fees that they collect from consumers every year. And our mission here at the company is to create financial opportunity that advances America’s collective potential. We believe we can harness the power of our community, in combination with world-class technology, to build products that meaningfully improve our customers’ lives and allow them to succeed financially.

To the next slide here, just in terms of a quick snapshot of the business, we’ve built significant scale, both from a user and member impact perspective. Last year we did over $120 million in revenue, growing the business over 60% based on the prior year.

And just to highlight the uniqueness and capital efficiency of our model, we’ve been able to profitably scale the business to over 10 million members with just $61 million of equity capital raised. And we think this is really just a function of our truly unique and efficient growth model, which we assess to be 10 to 20 times more efficient than the typical neobank.

Dave, Inc.

9/10/2021 - 2:45 PM EDT

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And most importantly, we’re having really significant customer impacts. To date, we’ve helped our members avoid more than $1 billion in overdraft fees and help them put $200 million of new income into their pockets through our jobs marketplace, called Side Hustle.

Just going into kind of the market opportunity here, we really feel that the opportunity starts with the innovator’s dilemma of the 14,000 banks, credit unions, and regional banks around the country that are built on large employment bases, expensive brick-and-mortar footprints, onerous regulatory requirements, and legacy technology stacks, all of which lead to high prices for consumers.

And so, based on these structural dynamics our view is that these institutions need to charge extremely high fees in order to profitably serve the customers that we’re targeting. As evidence of that, through our connected account data through the Cloud, we can see that our average user at Dave is paying $300 to $400 a year in bank fees. And we just don’t think – again, based on the structural dynamics across the legacy system – that these high-fee models are not going anywhere anytime soon.

Just to kind of cover off on the TAM here, we think that the member opportunity is massive. Our addressable market is about 150 million Americans who we view as not able to afford a $400 emergency. And just kind of, like, looking at the top of the stack here, 30 million to 35 million people are either unbanked or overdraft 10 to 20 times a year, and then kind of this high-need bucket which is this really sort of volatile income, financially unstable demographic that overdrafts at least three times a year. So, call it, 60 million to 70 million people just in the top layers of this TAM are really in financial distress, and we feel like we can make a big impact with just the existing product suite that we’re offering today. And if you look kind of at the next layer of that TAM, another 100 million there who we feel is addressable, as well.

But just I think the takeaway here is that – and this is no surprise to anyone on the call – just the user TAM here, even just domestically, is very, very substantial. And I think we’re just in the early innings of digital adoption and penetration of neobanks into this TAM, and we think that there’s tons of room to run over the next five to 10 years as we get more general adoption of full-service digital banking options for this customer demographic, specifically.

And so, to summarize where we started as a business, we started with as more of this services layer on top of someone’s existing account – say you bank at Chase or Wells – and there was a lot of things missing from that experience. One, the experience didn’t allow for visibility and transparency into your upcoming bills and expenses that would have a substantial impact on your balance before you get paid next. And so, we wanted to design a product around providing that visibility. So, we were the first in the industry to do that.

We paired that with a really unique credit product, called Extra Cash. So, if you were in a position where you were going to run low before your next paycheck date, then we would provide you up to $100 of credit to help you avoid a transaction that would trigger an overdraft fee.

Dave, Inc.

9/10/2021 - 2:45 PM EDT

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And then, third, we built a jobs marketplace, called Side Hustle, which introduces our users to additional income opportunities; the idea being that instead of borrowing from Dave, you can go out and earn for yourself.

But the whole goal of this initial sort of services layer approach was how can we build a low-friction entry point into the customer relationship by really focusing on the pain point of overdraft and providing this end-to-end solution around overdraft, specifically.

We have a very large emphasis on community here at the company. We’ve helped our members, as I mentioned earlier, avoid more than $1 billion in overdraft fees to date. We have a really unique model, in that we allow users to pay what they think is fair for accessing the Extra Cash product via a gratuity-based model. And so, as a part of that, we partner with Feeding America and make a contribution there every time a user tips. And with that, we’ve donated more than 13 million trees and pledged over $7 million to charity to date.

This heavy emphasis on community has really benefited us from an employer brand perspective, as well. We’re the #1-rated startup employer in L.A., just kind of evidence as to the impact that we’re making across the community, both in terms of our members and our employees.

Additionally, we’ve had over four million job applications submitted through our Side Hustle product, and that has led to an additional $200 million of income that’s been earned by our customers.

So, just on to the next slide, this approach to delivering on these financial pain points for our customers has had a huge brand impact. We’re the most favorable brand in the industry. Again, it just kind of speaks to kind of the high-value, low-friction starting point that we can start on the customer journey and the impact that we’re having. We have a best-in-class, 4.8-star app star rating, with over a million reviews, as well. So, that’s kind of evidence of the impact that we’re making from a customer perspective.

Just flipping to the next slide here, just as a deep dive into one of our flagship features, in Extra Cash. So, we allow users to access up to $200 of their upcoming paycheck at their sort of discretion to help kind of avoid these liquidity crises that they run into. This has been a really impactful feature. And so, when we started the business back in 2017, looking around the industry there was really two models. One, people go negative on their existing account, and they get charged $35 for each transaction that they’re negative. And additionally, the neobanks weren’t offering overdraft at all.

So, we built this product to empower our users and approve them for credit instantly. We don’t rely on the legacy credit system whatsoever to power this product. And it’s just been really impactful for the members and I think just highlights the way that we’re able to add immediate value for the customer. They can come in, download the app, and have extra cash in their pocket within 15 minutes. And so, just that speed to value I think is one of the main reasons why we’ve had such a capital-efficient model to date.

So, where we’re going is, as I mentioned, we started the business as this service layer on top of the existing sort of financial institution for the members, with the Insights, Extra Cash, and Side Hustle products. But if you think about the starting point of where our users are coming to us from, it comes from a place of kind of distress with their existing bank. And so, we thought we could do it a better way.

Dave, Inc.

9/10/2021 - 2:45 PM EDT

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And so, we built our own sort of full-fledged, full-service neobank offering, which we have now had in market since December of 2020, that has no overdraft or minimum balance fees, sort of get paid two days early. We have the on-demand overdraft protection product, as well. And then for our users who are direct-depositing with us, it comes with a free credit-building membership to help them improve their credit by just reporting their rent and utility bills to the credit bureaus. So, we’re really excited about the rollout of this product and the sort of expansion of the user relationship that it has brought us.

So, in terms of, like, how our model is different, we take a more à la carte approach to our products than I think the ordinary kind of neobank journey or the incumbent bank journey. And what that means for us is it just allows our users to access our products more on an à la carte basis and they’re not hidden behind a direct deposit paywall, if you will. They can come in, interact with Extra Cash, if they would like, with their existing external account. They can open a bank account with us on Day One. But again, we can allow them to use our feature sets around Insights, Extra Cash, and Side Hustle in a very low-friction way that doesn’t sort of require a bank account relationship, and we think that just powers a much more efficient top of funnel for us.

Additionally, there’s just a tremendous speed to value with the product. We can make an impact on Day One with the customer, as opposed to waiting multiple pay cycles, with building transaction history with the customer for them to access our services. So, it’s just the speed to value is much more accelerated in our model relative to other types of neobanks and the incumbent banks here.

Additionally – and I think it’s an incredible advantage that we have – is that we’re not starting with a data desert on the user. When someone comes to us to interact with our tools, it’s a natural ask for them to connect their existing accounts. That’s how we kind of spin up the experience around Insights and Extra Cash. And with that, we get all their transaction data. And so, we know where they shop, we know how much money they make, and we can gain a lot of insights about the user that we can use in ways to market to them and make a much more personalized experience based on that transaction data.

And what this has all led to is just a very – a lot of customer delight, as we’ve seen in the brand affinity that we’ve generated and the loyalty that we’ve engendered since we launched the business.

And so, how that’s going, it’s going well in terms of the cross-sell and up-sell in to-date banking. As I mentioned, we’ve rolled that product out fully in market at the end of last year. And with next to no concerted marketing effort – more just our organic cross-sell – we’ve had over 1.3 million accounts opened as of the end of May. And we feel like we’re just in the very early innings of continuing to sort of invest behind this flywheel of how can we build these low-friction entry points into the customer relationship, focus on building loyalty and expanding that relationship with the customers over time. And we feel like there’s just a tremendous opportunity to just continue investing behind these low-friction pain points for our customers and really growing the business in a very capital-efficient way.

And just kind of speaking to that point in terms of our flywheel, on the next slide here, our approach to product is really, again, how can we find these low-friction entry points that provide a very – a high degree of sort of impact with low friction for the customers, how can we build the relationship in a very low-friction way. And so, we build these high-impact products that come at a very low CAC. And so, that drives a lot of customer delight and brand awareness and word of mouth. Historically, we’ve had about 30% to 40% of our new members come through organic, and I think it’s again just kind of speaking to the power of the impact that we’re having on the customers.

Dave, Inc.

9/10/2021 - 2:45 PM EDT

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These products have strong gross margins and unit economics. And so, from there, we can really focus on this cross-sell at zero net CAC, but do so in a very creative way just given the sort of earlier-in-the-funnel return profile of our growth model. And so, with that, we think we can offer prices that are very favorable to the customer given that we have this zero net CAC associated with the cross-sell. And we feel like that’s just how this flywheel continues to turn for us and that we can create a very defensible model around it.

And so, just to highlight on the next slide here more of our near-term product road map, we’re focused on a really unique savings product that’s launching in market. There’s a beta version of it in market right now, but it’ll be fully launched in early November. But just a really unique sort of approach to savings, with some very social-oriented aspects to it.

The next upcoming product here is around more of a peer-to-peer type of money transfer product. We feel like Venmo and Cash App have left some opportunities on the table from a product perspective, and we’re excited to kind of incorporate the things that we’ve built in and around credit into more of a peer-to-peer type of money transfer product. And so, that’s coming in late Q4 or in Q1.

And really the focus of these two products is how can we build sort of more daily engagement with the customer and become that daily financial hub for our members.

And then thinking about longer-term, things like investing and protecting through insurance, etc., as we just continue to build out this kind of one-stop financial hub for our members.

The other thing I would just want to point out here is that one of, I’d say, the interesting things about us taking the company public maybe sooner than others is we do think that there are meaningful consolidation opportunities in the space. It’s incredibly fragmented. And we think that just given the modular approach to our platform, where we want to build sort of multiple entries into Dave through kind of these standalone marketing messages and then focus on this cross-sell within our ecosystem, that we can sort of bolt on businesses that either have high engagement and efficient growth models, but maybe not the monetization components on a standalone basis, that would be pretty additive to our platform. And then, on the flip side, products that maybe have high ARPU but not efficient growth models associated with them, that can plug into the platform as well, because we can market that to our sizable user base and get the top of funnel working for those products.

So, we do think that it is an important part of our growth over the next couple of years, and that’s kind of how we think about the product platform, more broadly.

But that’s really kind of the high-level overview of the business. I know we wanted to do some Q&A here. So, I’ll pass it over to you, Vik, to maybe go through some questions here. We can get rolling on that.

Dave, Inc.

9/10/2021 - 2:45 PM EDT

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Vik Mahajan:

Well, Kyle, that was a great presentation, I think you answered most of my questions. Awesome.

But before we jump into Q&A, I would like to give John an opportunity to quickly introduce himself and also share with us his background and his role. Clearly, in case of banks, though bank charter or not, regulatory aspects definitely come in different shapes or forms. So, John, if you can spend a couple of minutes just telling about your background and things that are kind of (inaudible), it would be helpful for (inaudible).

John Ricci:	Sure. So, I’ll just go back to my most recent job since it was 17 years – so, that goes back a long ways – so, previously, as General Counsel at Green Dot. I joined Green Dot when it was a company that was smaller than Dave is when I joined Dave; so, very early days startup. And the Green Dot story is one of many of the topics that they’ve touched on. We went public in 2010. I took the company public from a legal perspective. We acquired a bank; converted to a bank holding company; and then through the years lived to tell the tale through Durbin; operated, obviously, in the space here with the underbanked and many of the same constituencies that Dave serves today. So, that’s my background.

In terms of my role here at Dave, when Kyle and Jason approached me, the company obviously had a pretty solid footing and point of view on where it was going and was looking to bring on some payments experience, bring on public company legal experience, and also having the background with on the banking side as well, just to advise on from a strategic standpoint do we go down “this” path, “that” path. Obviously, Dave, like all fintechs, has many choices to make in how to bring its product to its users in terms of how it’s structured, the regulatory regime it chooses to operate under. And my role today is to continue to help advise on that front and obviously work through the de-SPAC process, as well.

Vik Mahajan:

That’s very helpful background. Thanks, John.

So, maybe with that, Kyle, let’s jump into some of the questions. One question I have is, “I would like to understand what are the different revenue streams you have. Definitely, interchange fees, this is a component which is important, but how does Dave monetize beyond interchange fees in terms of the revenue splits?”

Kyle Beilman:	Sure. So, I think we’re actually pretty unique in that aspect, is that we’re not entirely reliant on interchange. We’ve built a pretty significant business on its own before even the introduction of the interchange into our business model. And so, there are really, like, three components outside of interchange that are material for the business.

So, one, for access to our Insights product we charge $1 a month subscription for that service. So, if you connect your existing account we’re providing those insights on top of that account around your upcoming bills and expenses and providing intelligent alerts and so forth. That is $1 a month. And so, we have millions of customers on that product. And therefore, subscription revenue is a meaningful part of our mix.

And then on the Extra Cash front, we have an optional fee-based model. So, similar to a Venmo or a Cash App, if you want the extra cash put into your account instantly, then there’s a small fee associated with that. Otherwise, if you want it pushed to your account via ACH, then it’s absolutely free.

And then I alluded to this in the presentation, but there’s a gratuity-based component, as well. So, if we help you avoid a $35 overdraft fee, we ask customers what’s a fair price to pay for that product, and they can choose to sort of tip back to the platform if we’ve delivered value to them.

Dave, Inc.

9/10/2021 - 2:45 PM EDT

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And so, that is sort of the business model of pre-banking for us. And then with the introduction of interchange, all the sort of positive unit economics that come along with that. And for our early adopters on the direct deposit product for us, those users are spending, call it, between $900 and $1,000 a month on their Dave cards and depositing over $2,000 a month into the account. So, with our interchange take rate there, it’s, call it, $13 of monthly ARPU of interchange that we’re generating. So, just a really powerful new lever that we’ve added to the mix. But again I think it’s important to point out that it’s not the only sort of driver and source of revenue that we have as a business.

Vik Mahajan:	That’s definitely helpful. Since we’re on the topic of interchange, John, can you please comment on what your thoughts are around Durbin and the new bank, neobank landscape?

John Ricci:	Sure. At a high level, on Durbin, until recently I thought Durbin sort of settled that – the Durbin Amendment passed. There were several years of operationalizing and implementing Durbin, which actually surfaced unforeseen questions, challenges, etc. But by and large, I would say – sitting here at the beginning of the year, would have said Durbin sort of seems like it’s established, settled, and life has gone on.

And as you probably know, there’s been now an Advance Notice of Proposed Rulemaking from the Fed related to card-not-present transactions, which is an interesting, esoteric topic and somewhat, I think, premature in terms of where that’s going. For reference, I would direct people to maybe Visa’s comment letter on that proposed rule. I think they’ve done a pretty good job of explaining why the time probably hasn’t come yet for that.

So, I think on Durbin, I would also view this as more like almost a – I’d look at that as the Fed maybe viewing a loophole that exists that needs to be closed. The other big rumbling about Durbin which has not really gained much traction other than maybe in some of the press is this concept of in the fintech world and for the banks, specifically, to have the fintechs’ assets counted as part of the asset size for the actual interchange rate; so, putting you into the larger institution bucket with the hard caps on interchange. That’s something I don’t particularly see as having a lot of legs. I think that’s a solution in search of a problem that really hasn’t been, I don’t think, manifested itself in any significant way.

So, I think it’s “stay tuned” on the card-not-present. And generally, on Durbin, I still feel like it’s kind of a settled issue for the most part. And in terms of impact, look, if there were significant impact you would see – from the neobank model, the desire is to provide a debit card and banking product at the cheapest possible fee structure that you can, and any model that’s trying to be as free as possible to the consumer is going to be interchange-dependent. And at some point, from a policy level, all of this needs to sort itself out around desire to continue to bring people into the financial system, how can banks and fintechs do that and still cover their costs and make a profit, and, at the same time, factor in the consideration of merchants, as well.

But my sense is that, by and large, there might be some noise around Durbin, but I’m not really sure that there will be any material changes in what’s going on in the foreseeable future.

Vik Mahajan:

That’s very (inaudible). That sounds very positive to me. So, I appreciate that color.

And Kyle, in terms of the competition – again, there have been a lot of challenger banks out there – how does Dave differ from its competition? And whom do you see as your competitors out there when you think about the (inaudible) offering and how (inaudible) yourselves?

Dave, Inc.

9/10/2021 - 2:45 PM EDT

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Kyle Beilman:	I think for us it’s really this emphasis on financial inclusion and financial health and finding those pain points for customers that we can offer solutions for in a very low-friction way, and that’s how I think we will try to continue to differentiate, as opposed to sort of just leading in with a checking account, which we feel is a very high-friction starting point for a customer relationship. And so, that will be the crux of our model, going forward, is targeting, like I said, those kind of low-friction, low-CAC entry points to the customer and then cultivating relationships with them over time. And we’re going to have to continue to innovate to do that, outside of what we’ve done historically.

But that’s, I think, just a fundamentally different view of the world that we have relative to our biggest competition, which we would feel is, like, a Chime, for example, who’s doing well, but they’ve tended to take a playbook out of the sort of legacy bank model, where it’s like, “Hey, let’s just market the hell out of this checking account.” And they’re doing a great job at it – don’t get me wrong – but just it’s a very different go-to-market than we have.

Vik Mahajan:	That’s helpful. And Kyle, in terms of your go-to-market strategy, if you can put some light on that, is it primarily through Extra Cash? Or what is it that you’re doing? And also, importance of brand marketing versus performance marketing and the complementary combination of (inaudible), if you can (inaudible) around that.

Kyle Beilman:	It’s currently heavily centered around Insights and Extra Cash and helping people out of this pain point of overdraft with their existing bank. And so, one, it’s been a very sort of capital-efficient message for us. But it also, I think, lends itself well to the starting point that we’re bringing people into our ecosystem. And I kind of alluded to this earlier, but people are here at Dave if they already have a bank account because they’re not getting what they need out of their existing account. So, we feel like that’s a good starting point for us to say, “Hey, we can help you in these other ways that your bank is not.” So, we think that is a compelling, like I said, part of the sort of user journey and user story where we’re starting at.

But I think, moving forward, it is about creating multiple doors into Dave, whether it’s through our unique sort of social savings-oriented product, where we can market that as a standalone feature and add another door into our ecosystem that we can provide pretty immediate value for our customers and focus on the cross-sell from there. And that’s how we’re going to continue to think about product development, is creating as many doors or, like, standalone features that we can use as services to market, to bring people into the ecosystem, and then try and, again, focus on that cross-sell and deepening our relationships with customers over time.

So, that’s how we think about go-to-market.

What was the second part of your question? Sorry.

Vik Mahajan:	My question was around the importance of brand marketing versus performance marketing and how (inaudible) the complementary combination of those two.

Kyle Beilman:	I think they’re – you cannot scale performance marketing without investments and brand. There’s only so much that you can do behind, like, pounding Facebook and some of these other major DR channels. So, I think it is, once you get to a certain scale, a very important consideration, especially with something like financial services, where there’s a lot of trust that’s required to get the – to build the types of relationships with customers that you need to. And so, that’s something that we’re thinking a lot about, is how can we

Dave, Inc.

9/10/2021 - 2:45 PM EDT

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build more of this community-centric brand, but investing behind other sort of alternative brand marketing types of mechanisms to help augment the things that we’re doing and more in DR. I think, like, DR will continue to be a heavy emphasis of ours over the next several years, but there needs to be sort of balance around brand to create that halo around the efforts that you’re making on more direct type marketing on digital.

So, I think it’s very important, very important, especially once you get to a certain level of scale. If you had asked me this question maybe two, three years ago, I would have had a different answer: “we’re not ready for that.” But we’re wanting to put the proceeds from our transaction to work efficiently and ramp things up pretty heavily on the marketing side over the next couple of years. And in order to do that efficiently, I think there are smart investments that you need to make in brand along the way.

Vik Mahajan:	Got it. So, I think we have a couple of more minutes. Quickly, on the savings product, Kyle, that you mentioned, can you provide some more details? You said it’s a social savings model. Like, would your customers or clients would have access to open the deposit accounts and get some – pick up some cost of deposit? Or it’s investments savings model?

Kyle Beilman:

So, it’s like kind of a goals-based savings account, but there’s a really heavy community aspect to it, where we are going to allow people within our own community, Dave and sort of friends and family associated in sort of people’s immediate networks, to contribute to those goals and life milestones, just given that we know that a large part of our demographic has trouble saving. So, if they need to buy college textbooks or something like that, they can create more campaigns around these savings goals. And we can contribute; other people in our community on the Dave platform can contribute; or, again, they can try to campaign these things with friends and family to contribute to these goals.

So, we think it’s a unique sort of value prop for the customer. There’s some growth benefits to it as well, given that it has some sort of viral/network appeal to it given that there is this sort of outbound aspect to these campaigns. So, we’re really excited about just, one, the value prop; two, it adds another way for customers to engage with us; and we think there will be some benefits to the growth model, as well.

Vik Mahajan:

Got it. This was extremely helpful.

I think we are done with our time here, but really appreciate you both joining the Deutsche Bank conference. The session was very extremely helpful for us to learn more about Dave. And we wish you all the best in your future plans and growth.

Thank you so much. Have a good (inaudible).

Kyle Beilman:	Appreciate you having us. Thanks a lot.

John Ricci:	Thanks, Vik. Thanks, everyone.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by VPCC with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement to be distributed to holders of VPCC’s common stock in connection with VPCC’s solicitation for proxies for the vote by VPCC’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of VPCC relating to the offer of the securities to be issued in connection

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with the completion of the proposed business combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other investment decision in respect of the Business Combination. VPCC and Dave urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus included in the Form S-4 and, when available, the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about VPCC, Dave, and the proposed business combination. Such persons can also read VPCC’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), for a description of the security holdings of VPCC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to VPCC’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’ secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation.

This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation.

VPCC, Dave and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VPCC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of VPCC’s directors and executive officers in VPCC’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), which was filed with the SEC on March 8, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of VPCC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of VPCC’s and Dave’s participants in the solicitation, which may, in some cases, be different than those of VPCC’s and Dave’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. VPCC and Dave’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical facts

Dave, Inc.

9/10/2021 - 2:45 PM EDT

Speaker ID:

contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Dave’s and VPCC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions and such differences may be material. Many actual events and circumstances are beyond the control of Dave and VPCC.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger dated June 7, 2021 (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against VPCC and Dave following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of VPCC, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Dave’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange or Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Dave to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; (xi) the possibility that Dave, or VPCC may be adversely affected by other economic, business, and/or competitive factors (xii) and those factors discussed in VPCC’s final prospectus filed with the SEC on March 8, 2021 under the heading “Risk Factors” and VPCC’s Quarterly Report on Form 10-Q for the three months ended June 30, 2021 filed with the SEC on August 13, 2021 under the heading “Risk Factors” and other documents of VPCC filed, or to be filed, with the SEC, including those risk factors included in the proxy statement/prospectus incorporated in the registration statement on Form S-4 expected to be filed in connection with the Proposed Business Combination. If any of these risks materialize or VPCC’s or Dave’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VPCC nor Dave presently know or that VPCC and Dave currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VPCC’s and Dave’s expectations, plans or forecasts of future events and views as of the date of this communication. All subsequent written and oral forward-looking statements concerning VPCC or Dave, the transactions described herein or other matters and attributable to VPCC, Dave or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of VPCC and Dave expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.